UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 5)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONDER HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

83542D102
(CUSIP Number of Class of Securities Underlying Common Stock)

Phil Rothenberg
General Counsel
Sonder Holdings Inc.
500 E 84th Ave., Suite A-10
Thornton, CO, 80229
Telephone: (617) 300-0956
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark B. Baudler
Richard C. Blake
Jonathan Chan
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
605 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed originally with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2022, and amended by Amendment No. 1 on October 24, 2022, Amendment No. 2 on October 28, 2022, Amendment No. 3 on November 1, 2022, and Amendment No. 4 on November 7, 2022 (the “Schedule TO”), by Sonder Holdings Inc., a Delaware corporation (“Sonder” or the “Company”), in connection with its offer to reprice (the “Offer”) certain options up to an aggregate of 24,155,664 shares of the Company’s common stock, whether vested or unvested, granted under the Plans (as defined in the Schedule TO), with an exercise price per share greater than the closing price of the Company’s common stock on the Nasdaq Global Select Market on the expiration date of the Offer, that are outstanding and unexercised at the start of the Offer and remain outstanding and unexercised through the Repricing Date (as defined in the Schedule TO).

Only those items amended or supplemented are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 5 together with the Schedule TO, the Offer to Reprice dated October 18, 2022 (the “Offer to Reprice”) and the other Disclosure Documents (as defined in the Schedule TO).

The Offer to Reprice, the Election Form, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Reprice, are hereby amended and supplemented as follows:

1.Item 10 of the Schedule TO is amended and supplemented by replacing the paragraph in the subsection titled “(a) Financial Information” with the following:

The information set forth in Schedule B to the Offer to Reprice and in the sections of the Offer to Reprice under the caption “The Offer” titled “10. Information concerning Sonder,” “17. Additional information” and “18. Financial statements” are incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the most recent Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

2.Page 10 of the Offer to Reprice is amended and supplemented by replacing the first and second paragraphs of the Section titled “Risks of Participating in the Offer” with the following paragraphs:

Participating in the Offer involves a number of risks, including those described below. In addition, the risks described below are not the only risks facing Sonder. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results. The risks described below, as well as the risk factors in our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, and our Annual Report on Form 10-K for our fiscal year ended December 31, 2021, filed with the SEC, which are hereby incorporated herein by reference, highlight some of the material risks of participating in the Offer. You should consider these risks carefully, and you are encouraged to speak with an investment and tax adviser as necessary before deciding whether to participate in the Offer. In addition, we urge you to read the sections in this Offer to Reprice discussing the tax consequences of participating in the repricing of options pursuant to the Offer, as well as the rest of this Offer to Reprice, for a more in depth discussion of the risks that may apply to you before deciding to participate in the Offer.

In addition, this Offer to Reprice and our SEC reports referred to above include “forward-looking statements.” These statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements include the anticipated repricing date and any other statements that are not historical facts, and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” or similar expressions and the negatives of those terms. These statements are based on our management’s beliefs and assumptions and on information currently available to our management. The documents we file with the SEC, including the reports referred to above, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk factors” included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 and our Annual Report on Form 10-K for the year ended December 31, 2021. Furthermore, such forward-looking statements speak only as of the date hereof. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

3.Page 11 of the Offer to Reprice is amended and supplemented by replacing the paragraph under the Section titled “Risks Related to Our Business and Industry, Government Regulation, Indebtedness and Liquidity, and Ownership of our Securities” with the following paragraph:

You should carefully review the risk factors contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and our Annual Report on Form 10-K for the year ended December 31, 2021, which are hereby incorporated herein by reference, and also the other information provided in this Offer to Reprice and the other materials that we have filed with the SEC, before making a decision on whether to elect to reprice your options. You may access these filings electronically at the SEC’s website at http://www.sec.gov. In addition, we will provide without charge to you, upon your request, a copy of any or all of the documents to which we have referred you. Please see Section 17 of “The Offer”, entitled “Additional information,” for instructions on how you can obtain copies of our SEC filings.

4.Page 22 of the Offer to Reprice is amended and supplemented by replacing the second paragraph under the Section titled “10. Information concerning Sonder.” with the following paragraph:

Sonder’s mission is to revolutionize hospitality through design and technology to make a world of better stays open to all. With our innovative end-to-end model, we aim to provide better choice, comfort, reliability and value across a wide variety of use cases - from one night to extended stays - for our diverse mix of traveler types. Officially launched in 2014 and headquartered in San Francisco, California, Sonder’s unique product portfolio of approximately 18,900 Live and Contracted Units - from rooms to suites to apartments - spans 43 cities in 10 countries as of September 30, 2022. Live Units represent the total number of units available for guest bookings on Sonder.com, the Sonder app and other channels at a given point in time. Contracted Units are Units for which we have signed real estate contracts, but are not yet available for guests to book.

5.Page 22 of the Offer to Reprice is amended and supplemented by replacing the fourth paragraph under the Section titled “10. Information concerning Sonder.” with the following paragraph:

The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2021, and included in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, are incorporated herein by reference. Please see Section 17 of this Offer to Reprice titled, “Additional information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

6.Page 29 of the Offer to Reprice is amended and supplemented by replacing the second row under the first paragraph under the Section titled “17. Additional information.” with the following:

Our Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 2022, filed with the SEC on November 9, 2022, for our fiscal quarter ended June 30, 2022, filed with the SEC on August 12, 2022, and for our fiscal quarter ended March 31, 2022, filed with the SEC on May 16, 2022;

7.Page 29 of the Offer to Reprice is amended and supplemented by replacing the fourth row under the first paragraph under the Section titled “17. Additional information.” with the following:

The information contained in our Current Reports on Form 8-K, filed with the SEC through the date of this amendment, except to the extent that information therein is furnished and not filed with the SEC; and

8.Page 29 of the Offer to Reprice is amended and supplemented by replacing the text under the Section titled “18. Financial statements.” with the following:

The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and Quarterly Reports on Form 10-Q for the

fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 are incorporated herein by reference. Attached as Schedule B to this Offer to Reprice is a summary of our financial information from our Annual Report on Form 10-K for our fiscal year ended December 31, 2021, and from our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Reprice titled “Additional information.”

9.Schedule B of the Offer to Reprice is amended, supplemented and replacing in its entirety with the following:

The following summary financial data should be read in conjunction with our audited financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 28, 2022, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 9, 2022, both of which are incorporated herein by reference. Our summary statements of operations and comprehensive loss data for the nine months ended September 30, 2021 and 2022 and the selected balance sheet data as of September 30, 2022 and December 31, 2021 are derived from our unaudited interim condensed consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2022. Our summary statements of operations data for the years ended December 31, 2020 and 2021 are derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021. Our historical results are not necessarily indicative of results to be expected for any future period. The summary financial data in this section are not intended to replace our audited and unaudited consolidated financial statements and related notes.

Summary Statements of Operations and Comprehensive Loss (amounts in thousands, except number of shares and per share data):

	Years ended December 31,		Nine months ended September 30,
Operating Data	2021	2020	2022	2021
Revenue	$232,944	$115,678	$326,314	$146,281
Costs and operating expenses	492,889	359,500	551,026	337,665
Loss from operations	(259,945)	(243,822)	(224,712)	(191,384)
Net loss	$(294,387)	$(250,316)	$(95,882)	$(217,074)
Basic and diluted net loss per share	$(25.02)	$(27.22)	$(0.45)	$(18.92)
Weighted average basic and diluted common shares outstanding	11,765,912	9,195,258	202,513,880	11,472,291

Balance Sheet Data	December 31, 2021	December 31, 2020	September 30, 2022
Total current assets	$98,981	$146,276	$342,078
Total assets	$148,479	$177,521	$1,532,532
Total current liabilities	$263,628	$54,201	$238,438
Total liabilities	$344,402	$110,918	$1,493,401
Total liabilities, mezzanine equity, and stockholders’ equity (deficit)	$148,479	$177,521	$1,532,532

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(S)	Transcript for the Sonder Employee All Hands Meeting, November 14, 2022 - Reminder about the Stock Option Repricing Program

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONDER HOLDINGS INC.

Date: November 10, 2022	By:	/s/ Phil Rothenberg
	Name:	Phil Rothenberg
	Title:	General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Reprice Eligible Stock Options, dated October 18, 2022

(a)(1)(B)*	Email Announcing Launch of Sonder’s Stock Option Repricing Program, dated October 18, 2022

(a)(1)(C)*	Election Terms and Conditions

(a)(1)(D)*	Form of Confirmation Email

(a)(1)(E)*	Form of Reminder Email Regarding Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(F)*	Form of Email Announcing Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(G)*	Form of Email Announcing Upcoming Information Sessions About Sonder’s Stock Option Repricing Program

(a)(1)(H)*	Employee Presentation

(a)(1)(I)*	Employee Presentation Transcript

(a)(1)(J)*	Screenshots from Offer Website
(a)(1)(K)*	Transcript for the Sonder Employee All Hands Meeting, October 24, 2022 - Reminder about the Offer

(a)(1)(L)*	Form of Reminder Slack Message
(a)(1)(M)*	Form of Reminder Message about the Offer
(a)(1)(N)*	Form of Reminder Message about the Offer
(a)(1)(O)*	Form of Email Regarding Additional Stock Option Repricing Program Materials and Training Sessions
(a)(1)(P)*	Stock Option Repricing Program Training on How to Make Your Elections - Transcript
(a)(1)(Q)*	Stock Option Repricing Program Q&A
(a)(1)(R)*	Form of Email Reminder Regarding the Stock Option Repricing Program
(a)(1)(S)**	Transcript for the Sonder Employee All Hands Meeting, November 14, 2022 - Reminder about the Stock Option Repricing Program
(b)	Not applicable.

(d)(1)*
2021 Equity Incentive Plan of Sonder Holdings Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.8 to Sonder’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on December 13, 2021)

(d)(2)*
2019 Equity Incentive Plan, as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.11 to Sonder’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2022)

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Previously filed.

**	Filed herewith.